PROSPECTUS SUPPLEMENT NO. 3 (to Prospectus dated September 15, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-298502

22,222,200 Shares of Common Stock

GAME YOUR GAME, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 15, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-298502) with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 30, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the potential offer and resale from time to time by the stockholder identified in the Prospectus (the “Selling Stockholder”), or its permitted transferees, of up to 22,222,200 shares of our common stock, par value $0.001 per share (the “common stock”), issuable to the Selling Stockholder upon conversion of shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), issued to the Selling Stockholder on July 30, 2026, and the additional shares of Series A Preferred Stock that we may request that the Selling Stockholder purchase from time to time, at our sole and absolute discretion, subject to satisfaction or waiver by the Selling Stockholder of certain conditions described in the Prospectus, in each case pursuant to that certain Securities Purchase Agreement, by and between us and the Selling Stockholder, dated June 30, 2026. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholder.

Our common stock is currently listed on the Nasdaq Capital Market under the ticker symbol “GYGY.” On October 29, 2026, the closing price of our common stock was $0.3928.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common STOCK involves a high degree of risk. See “Risk Factors” beginning on page 9 THE prospectus for a discussion of information that should be considered in connection with an investment in our common STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if THE prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 30, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 27, 2026

Game Your Game, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-43419	81-4611894
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

405 Waverley Street, Palo Alto, CA 94301

(Address of principal executive offices and zip code)

(415) 223-4630

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GYGY	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 27, 2026, Game Your Game, Inc. (the “Company”) received a letter (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the closing bid price of the Company’s common stock for the last 30 consecutive business days beginning on September 15, 2026, and ending on October 26, 2026, the Company no longer meets the requirement to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a period of 180 calendar days, or until April 26, 2027, in which to regain compliance. In order to regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s common stock must be at least $1.00 per share for 10 consecutive business days during this 180-day period, unless the Staff exercises its discretion to extend such 10-consecutive business day period. In the event that the Company does not regain compliance within this 180 day period, the Company may be eligible to seek an additional compliance period of 180 calendar days if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. However, if the Company is not eligible for the additional compliance period, or if it appears to the Staff that the Company will not be able to cure the deficiency, the Staff will provide written notice to the Company that its common stock will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Hearing Panel.

The Notice does not result in the immediate delisting of the Company’s common stock from the Nasdaq Capital Market, and the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market under the symbol “GYGY” during the compliance period. The Company intends to monitor the closing bid price of the Company’s common stock and consider its available options in the event that the closing bid price of the Company’s common stock remains below $1.00 per share. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain compliance with the other Nasdaq listing requirements.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective October 28, 2026 (the “Effective Date”), the board of directors (the “Board”) of the Company appointed Veronica V. Montenegro to the Board, to serve as a director until the Company’s next annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier death, resignation or removal. The Board has determined that Ms. Montenegro qualifies as an “independent director” under Nasdaq Listing Rule 5605(a)(2), satisfies the heightened independence requirements applicable to audit committee members under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Nasdaq Listing Rule 5605(c)(2)(A), and satisfies the independence requirements applicable to compensation committee members under Nasdaq Listing Rule 5605(d)(2)(A). In connection with Ms. Montenegro’s appointment to the Board, and effective as of the Effective Date, the Board appointed Ms. Montenegro to serve on all of its standing committees as follows: (i) as chairperson of the nominating and corporate governance committee (the “Governance Committee”), succeeding Adam Benson, who will remain a committee member, and (ii) as a member of the audit committee (the “Audit Committee”) and the compensation committee (the “Compensation Committee”).

Ms. Montenegro, age 44, is an attorney whose experience includes significant work in securities enforcement, securities litigation and investor protection. Since August 2024, Ms. Montenegro has been the owner and principal attorney of the Law Office of Veronica V. Montenegro, PLLC, a law practice focused on criminal defense and civil rights litigation. From October 2022 to August 2024, Ms. Montenegro served as Senior Counsel at Bernstein Litowitz Berger & Grossmann LLP, and from August 2016 to October 2022, she served as Of Counsel at Pomerantz LLP. At both firms, she prosecuted securities fraud claims under the federal securities laws, providing her with an extensive background in analyzing and understanding public company disclosures, financial statements and other complex financial information. Prior to joining Pomerantz LLP, Ms. Montenegro served as an Assistant Attorney General in the Investor Protection Bureau of the New York State Attorney General’s Office, where she investigated and prosecuted securities fraud under New York’s Martin Act. Ms. Montenegro received a Juris Doctor from Fordham University School of Law and a bachelor’s degree in Political Science from New York University.

In connection with her appointment to the Board, Ms. Montenegro received an offer letter from the Company, effective as of the Effective Date (the “Offer Letter”), setting forth the terms of her service as a director and her compensation arrangement, which she accepted on such date. In accordance with the terms of the Offer Letter, Ms. Montenegro will participate in the Company’s non-employee director compensation program (the “Director Compensation Program”), as described in Item 8.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2026, which description is incorporated herein by reference. In accordance with the Director Compensation Program, and based on her service as a member of the Board, a member of each of the Audit Committee and the Compensation Committee and chairperson of the Governance Committee, Ms. Montenegro will be entitled to (i) annual cash compensation of $50,000 for her service as a member of the Board, (ii) additional annual cash compensation of $27,500 in the aggregate for her service as chairperson of the Governance Committee and as a member of each of the Audit Committee and the Compensation Committee, and (iii) non-statutory stock option grants with an aggregate grant date fair value of $77,500 annually, which is equal to the aggregate annual cash compensation described in clauses (i) and (ii) above. Such cash compensation and stock option grants will be payable or issued, as applicable, in quarterly installments in arrears in accordance with the terms of the Director Compensation Program, in each case prorated for her initial partial quarter of service, and any stock options will be issued under the Company’s 2026 Equity Incentive Plan, as amended and/or restated from time to time, pursuant to the Company’s standard form of stock option award agreements (each, a “Stock Option Award Agreement”). Each such stock option will have an exercise price per share equal to the fair market value of a share of the Company’s common stock on the date of grant, will be fully vested on the date of grant and will have a term of ten years, in each case subject to the terms of the Director Compensation Program and the applicable Stock Option Award Agreement.

The foregoing description of the Offer Letter does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the Offer Letter, which is included as Exhibit 10.1 to this Current Report on Form 8-K. The foregoing description of the Stock Option Award Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of Stock Option Award Agreement, a copy of which was filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-296763) filed with the Securities and Exchange Commission on June 12, 2026 (as amended, the “Registration Statement”), which is incorporated herein by reference.

In connection with her appointment to the Board, Ms. Montenegro also entered into the Company’s standard form of indemnification agreement, the form of which was filed as Exhibit 10.26 to the Registration Statement.

There are no arrangements or understandings between Ms. Montenegro and any other person pursuant to which she was selected as a director. There are no family relationships between Ms. Montenegro and any of the Company’s officers and directors, and there is no transaction between the Company and Ms. Montenegro that is required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1*+	Offer Letter, dated October 28, 2026, by and between Game Your Game, Inc. and Veronica V. Montenegro.
10.2+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1 (File No. 333-296763), filed with the Securities and Exchange Commission on June 12, 2026).
10.3+	Form of 2026 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-296763), filed with the Securities and Exchange Commission on June 12, 2026).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
+	Indicates a management contract or compensatory plan, contract or arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2026	Game Your Game, Inc.

	By:	/s/ Soumya Das
Soumya Das
Chief Executive Officer

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